

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2013

Via E-mail
Darren R. Jamison
President and Chief Executive Officer
Capstone Turbine Corporation
21211 Nordhoff Street
Chatsworth, California 91311

   Re: Capstone Turbine Corporation
     Form 10-K
     Filed June 13, 2013
     File No. 001-15957

Dear Mr. Jamison:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Amanda Ravitz

         Amanda Ravitz
         Assistant Director

cc (via e-mail): J. Chase Cole, Esq.
       Waller Lansden Dortch & Davis, LLP